Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T 604-682-2205 F 604-682-2235 www.gencoresources.com info@gencoresources.com

GENCO DELAYS FEASIBILITY STUDY

December 10, 2008 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) reports that it will delay completion of its Feasibility Study for production expansion at its La Guitarra Mine, pending stabilization of construction costs, operating expenses, and to a lesser extent, worldwide commodities markets.

Genco’s President, Gregory K. Liller, states that, “The cost of oil, construction components, operating materials and consumables has fallen dramatically in the past several months and continues to do so almost daily, which affects both the capital and operating cost estimates put forth in a Feasibility Study. Accordingly, it was decided to delay the completion of the study until the various factors stabilized and a meaningful study could be completed.”

Because current variables are highly volatile, it could be potentially misleading if Genco were to complete a Feasibility Study using prices obtained during the third quarter of 2008. As such, Genco believes it is prudent to wait until the markets exhibit a pattern of stability before re-pricing materials and operating cost estimates, which will allow an accurate and current Feasibility Study to be completed.

About Genco Resources Ltd.

Genco’s core asset is the producing La Guitarra silver-gold mine, located in the Temascaltepec Mining District of Mexico. La Guitarra Mine currently consists of two underground operation centres – La Guitarra and San Raphael – and a flotation mill with a proven capacity of 320 tonnes per day. Genco believes significant potential exists to expand production within the 39,714 hectares of mining concessions it currently owns or leases in the Temascaltepec Mining District.

For further information, please contact:

Ms. Jada Soomer
Manager, Corporate Communications
Telephone: 604-682-2205
jsoomer@gencoresources.com

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

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